Exhibit 8.1

LIST OF SUBSIDIARIES

The Company has the following wholly-owned subsidiaries:

  MAST INC., a Delaware corporation.
  7070179 Canada Inc., a Canadian corporation.
  Pageant International, incorporated under the laws of the Turks & Caicos Islands and continued to Barbados.
  Pageant Technologies (USA) Inc., a Utah corporation and a wholly-owned subsidiary of Pageant International.
  Memtech International Inc, incorporated under the laws of the Bahamas.
  Memtech International (USA) Inc., a Delaware corporation and a wholly-owned subsidiary of Memtech International.